Exhibit 99.1

EXECUTIVE SERVICES AGREEMENT

THIS EXECUTIVE SERVICES AGREEMENT (the “Agreement”) is made effective as of 11

October 2011 (“Effective Date”) between CDC Software Asia Corporation, a wholly-owned subsidiary of CDC Software Corporation, located at Unit 706-707, Building 9, No. 5 Science Park West Avenue, Hong Kong Science Park, Shatin, New Territories, Hong Kong, and Tonteec Limited located at Room 511, Lakeside 1, 8 Scinece Park W. Avenue, Shatin, Nt., Hong Kong (“Tonteec ”). The Company and Tonteec are collectively referred to as the “Parties” and each, a “Party”.

WHEREAS, Wong Chung Kiu (“Executive”) has been named Chief Executive Officer of CDC Software Corporation on an interim basis; and

WHEREAS, in order to retain the services of Tonteec and Executive, CDC Software Corporation and Tonteec have agreed to enter into this Agreement; and

WHEREAS, the terms of this Agreement have been recommended by the Compensation Committee and approved by the Board.

NOW, THEREFORE, in consideration of the foregoing mutual covenants and the agreements contained herein, the Parties hereby agree as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 In this Agreement, the following words and expressions shall bear the following meanings, unless the context otherwise requires:

“Associated Company” means any corporation or other business entity or entities that directly or indirectly controls, is controlled by, or is under common control with the Company and all other entities in the group of companies of such Associated Companies. Notwithstanding the foregoing, “Associated Company” shall exclude: (i) CDC Corporation and its subsidiaries (other than CDC Software Corporation and its subsidiaries); and (ii) Tonteec.

“Board” means the board of directors of CDC Software Corporation.

“CDC Corporation” means CDC Corporation, a company incorporated under the laws of the

Cayman Islands.

“Change of Control” means that a “person,” as such term is used in Section 13(d) and 14(d) of the Exchange Act, other than CDC, Tonteec or any of their respective affiliates, has become an “owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of CDC Software Corporation representing 20% or more of the combined voting power of CDC Software Corporation’s then outstanding securities (including, without limitation, securities owned at the time of any increase in ownership).

“Common Stock” means the class A ordinary shares of CDC Software Corporation. “Company” shall mean CDC Software Corporation and its subsidiaries. “Compensation Committee” means the compensation committee of the Board.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of

China.

“Independent Director” shall have the meaning set forth in Rule 5605 of the NASDAQ Marketplace

Rules.

“Services” means the services rendered by Tonteec to the Company as described in Schedule 1 hereto.

“2009 Stock Incentive Plan” means CDC Software Corporation’s 2009 Stock Incentive Plan, as amended from time to time, and any successor plan thereto.

1.2 Any reference in this Agreement to any ordinance or other enactment shall be deemed also to refer to any statutory modification, amendment, codification or re-enactment thereof or substitution therefore or regulations or guidelines issued under any of the foregoing.

1.3 Any reference to a numbered section or a numbered schedule shall be a reference to the relevant section, or as the case may be, the relevant schedule of this Agreement.

1.4 The headings to the sections of this Agreement shall not affect its interpretation.

1.5 References to this Agreement shall be inclusive of all Schedules and Exhibits.

2. TERMINATION OF FORMER COMPENSATION ARRANGEMENTS

2.1 Upon execution of this Agreement by the parties hereto, it is hereby acknowledged and agreed that any and all prior arrangements by and between CDC Global Services and Executive or Tonteec relating to compensation as Chief Executive Officer are hereby terminated, superseded and replaced in their entirety, as of the Effective Date.

3. TERM OF APPOINTMENT

3.1 The Company hereby engages Tonteec, and Tonteec accepts such engagement, to render Services for a term of six months which may be extended to a one year term based upon mutual consent, from the Effective Date until this Agreement is terminated in accordance with Section 11 hereof (the “Term”).

4. CONSIDERATION

4.1 In consideration for the provision of Services by Executive, the Company shall pay, provide or grant to Tonteec such compensation as is set forth herein (collectively, the “Management Fee”). The Company will not be obliged to increase the Management Fee at any time during the Term.

4.2 The cash portion of the Management Fee (the “Cash Compensation”) shall consist of monthly cash remuneration, payable monthly in arrears upon invoice from Tonteec, in the aggregate amount of US
$100,000 per month (or equivalent to HK$780,000) inclusive of any profit tax and other applicable statutory deductions that the Hong Kong government may require the Company to withhold from time to tome. The Company shall pay the relevant insurance, and all other non-tax subsidies required by the Hong Kong Government. Such fees shall be paid monthly pursuant to the procedures currently in place by the Company as the date hereof, which may be amended from time to time by the Company during the course of this agreement. .

4.3 The Executive shall be granted 50,000 Restricted CDC Software Corporation shares (“Shares”) and the grant date of these Shares will be provided to the Executive. The Shares shall vest quarterly in equal portions over the following three (3) years as per the vesting schedule to be provided. The Shares are granted in line with the terms and conditions as described in the 2005 Stock Incentive Plan, which may be amended at the discretion of the Company from time to time.

4.4 The Executive shall also be eligible to receive, from time to time, a cash bonus in such amounts and based upon such factors, as may be determined and approved by the Board in their sole discretion upon recommendation by the Compensation Committee.

4.5 The Cash Compensation shall be reviewed at least once annually during the Term by the Compensation Committee. The Compensation Committee shall make recommendations to the Board with respect to the compensation of the Executive. The Independent Directors of the Board shall be responsible for evaluating the recommendations of the Compensation Committee. Any: (i) changes to the Cash Compensation or Management Fee; and (ii) determination of whether or not Executive, the Company, any Associated Company or any affiliate of the foregoing has accomplished any event relevant to any compensation of Executive, Tonteec or their affiliates, shall be approved and determined by a majority of the Independent Directors of the Board in their sole, reasonable discretion.

4.6 To the extent reasonably practicable, the Company shall cooperate with Tonteec to ensure that the remuneration arrangements set forth in this Agreement are structured in a tax efficient manner for all concerned parties.

5. SHARE OPTIONS

5.1 [Intentionally deleted]

5.2 The Board may, from time to time in its sole discretion and as it deems appropriate, grant options to purchase common stock or other incentives to Executive or Tonteec pursuant to the terms of the 2009
Stock Incentive Plan and such other terms as are set forth herein (the “New Equity Incentives”).

5.3 The New Equity Incentives shall continue to vest only if: (i) the Executive remains at CDC Software Corporation to provide the Services on the day vesting of the relevant portion of those options takes place; and (ii) this Agreement has not otherwise been terminated.

5.4 (a) If this Agreement is terminated other than pursuant to Sections 11.1, 11.2, 11.3 or 11.4 hereof, provided that the Executive executes a written release in favor of the Company and its Associated Companies and their respective affiliates and subsidiaries, of any and all claims or potential claims, suits, liabilities or any other obligations that are or may be asserted by or owed to, Executive, Tonteec or any affiliate thereof, then the Company shall cause the New Equity Incentives to accelerate and fully vest. In the event of a termination of this Agreement other than pursuant to Section 11.1 and 12.1 hereof, the Executive shall have not more than ninety (90) days following such termination to exercise the New Equity Incentives that had vested as of the date of termination.

(b) Notwithstanding the provisions of Section 5.4(a) above, if under Sections 11.3 or 11.4 hereof the Executive is terminated or initiates the termination as a result of a death or disability that is directly related to the performance of the duties by the Executive for the Company hereunder, the Company shall cause the New Equity Incentives to accelerate and fully vest and the Executive or his successors or assigns, as the case may be, shall have up to one (1) year following such termination to exercise the New

Equity Incentives.

(c) For avoidance of doubt, if under Sections 12.3 or 12.4 hereof, the Executive is terminated or initiates the termination as a result of a death or disability that is NOT related to the performance of the duties by the Executive for the Company hereunder, the New Equity Incentives shall not accelerate but the Executive or his successors or assigns, as the case may be, shall have up to one (1) year following such termination to exercise the New Equity Incentives that had vested as of the date of termination.

5.5 If there is a Change of Control and within one (1) year from the Change of Control date, the Company (or its successor) terminates this Agreement for any reason other than in accordance with Section 12 hereof, as of the date of termination (the “Termination Date”), all unexercised New Equity Incentives shall immediately vest and Tonteec shall have the right to exercise such New Equity Incentives on and as of the Termination Date; provided that this Section 5.5 shall not apply if a Change of Control shall have occurred and the Services provided by the Executive are retained and the Executive remains in good standing with the Company (or its successor) during the one (1) year from the Change of Control date.

5.6 If there is a Change of Control and the Services provided by Executive are retained and the Executive remains in good standing with the Company (or its successor), then at the one (1) year anniversary date of the Change of Control (the “Anniversary Date”), all unexercised New Equity Incentives shall immediately vest and Tonteec shall have the right to exercise such New Equity Incentives from the Anniversary Date up to the last day upon which the Services are provided by the Executive whether pursuant to this Agreement or a successor agreement; provided that during the course of the one (1) year period prior to the Anniversary Date, the New Equity Incentives shall vest in accordance with the terms of the grant agreements related thereto.

5.7 The Parties agree that except pursuant to the prior written consent of the Company, Tonteec will not sell, offer to sell, contact to sell, grant any option to purchase or otherwise dispose of any New Equity Incentives (whether vested or unvested), or any securities convertible into exercisable or exchangeable for such New Equity Incentives (whether vested or unvested), including the Common Stock, or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any such New Equity Incentives (whether vested or unvested) during the term of this Agreement.

5.8 Any award of options shall not affect the accrued rights of Executive or Tonteec in other options or incentives related to the securities of CDC Corporation or its subsidiaries or affiliates other than the Company and its subsidiaries.

6. OTHER BENEFITS

Upon presentation of proper vouchers, receipts or other proof, the Company shall reimburse Tonteec with respect to reasonable expenses of the Executive related to travel, entertaining and subscriptions, in accordance with the policies of the Company, in each case reasonably incurred in the performance of the Services. Such amount shall include reimbursement for living expenses while Executive is located in Atlanta, Georgia.

7. CONFIDENTIAL INFORMATION

7.1 Each of Tonteec and the Executive covenants and agrees not to use, other than for the benefit of the Company and to keep confidential, during the term of this Agreement, all information about the Company and all Associated Companies which the Company or any of the Associated Company treats as confidential, including, but not limited to, information about customers, marketing plans, marketing techniques, technical information, and possible new products or services, except that Tonteec and the Executive shall not be required to keep particular items of information confidential after those items of information become generally available to the public without a breach by Tonteec or the Executive of the obligations under this Agreement.

7.2 Each of Tonteec and the Executive covenants and agrees that, except during the performance of the Services, they shall not, at any time, directly or indirectly, without the prior written consent of the Company, use or disclose to any person any confidential or proprietary information (“Confidential Information”) obtained or developed by Tonteec or the Executive, as the case may be, during the term of this Agreement relating to the Company’s business, except information which at the time is: (i) available to others in the same business as the Company or generally known to the public other than as a result of disclosure by him not permitted hereunder; (ii) lawfully acquired from a third party who is not obligated to the Company to maintain such information in confidence; or (iii) used in any dispute or proceedings between third parties and Tonteec or the Executive, as the case may be, and is legally compelled disclosure; provided, Tonteec and/or the Executive, as the case may be, shall (a) assert the privileged and confidential nature of the Confidential Information against the third party seeking disclosure, and (b) cooperate fully with the Company in protecting against any such disclosure and/or obtaining a protective order narrowing the scope of such disclosure and/or use of the Confidential Information. In the event that such protection against disclosure is not obtained, Tonteec or the Executive as the case may be shall be entitled to disclose the Confidential Information, but only as and to the extent necessary to legally comply with such compelled disclosure.

7.3 Each of Tonteec and the Executive covenants and agrees to disclose promptly to the Company all new discoveries, ideas, formulae, products, methods, processes, designs, trade secrets, copyrightable material, patentable inventions, intellectual property or other useful technical information or know-how and all improvements, modifications or alterations of existing discoveries made, discovered or developed by the Executive, either alone or in conjunction with any other person during the term of this Agreement, or using the Company’s or any Associated Company’s materials or facilities which discoveries or developments are based on, derived from or make use of any information directly related to the business disclosed to, or otherwise acquired by, the Executive from the Company or any Associated Company during the term of this Agreement. Each of Tonteec and the Executive covenants and agrees that any copyright, patent, trademark or other proprietary rights in any such discoveries shall be the sole and exclusive property of the Company, and the Company need not account to Tonteec or the Executive for any revenue or profit derived therefrom. If by operation of law or otherwise, any or all of the items of this Section 7.3 or any component or element thereof is considered to be the intellectual property right of Tonteec or the Executive, Tonteec and the Executive (as applicable) covenants and agrees to irrevocably assign to the Company, its successor and assigns, ownership of all copyrights and all other intellectual property rights available with respect to each such element or item. Each of Tonteec and the Executive shall be deemed to have granted the Company an irrevocable power of attorney to execute as its or his agent any and all documents (including copyright registrations) deemed necessary by the Company to perfect Company’s intellectual property rights in and to each of the items in this Section 7.

8. NON-SOLICITATION

8.1 Tonteec and the Executive will not for a period of twelve (12) months after the termination of this Agreement either personally or by an agent directly or indirectly, either on his own account or for any other person, firm or company, or in association with or in the employment of any other person, firm or company, solicit or serve or interfere with or endeavor to entice away from the Company or any Associated Company any person, firm or company who within twelve (12) months prior to or at the date of such termination was a customer of or in the habit of dealing with the Company or any Associated Company and with whom Tonteec and the Executive had contact or about whom Tonteec and the
Executive became aware or informed in the course of this Agreement.

8.2 Tonteec and the Executive will not for a period of twelve (12) months after the termination of this Agreement with the Company either personally or by an agent directly or indirectly, either on his own account or for any other person, firm or company, solicit or interfere with or endeavor to entice away from the Company or any Associated Company any person who within twelve (12) months prior to or at the date of such termination was an employee, director or consultant of the Company or any Associated Company.

9. NON-COMPETITION

9.1 During the continuance of this Agreement, except as otherwise permitted as an exception set forth on Schedule 2 hereto, without the prior written consent of the Company, Tonteec and the Executive shall not undertake any other business or profession that is in direct competition with the Company or be or become a director, employee or agent of any other company (other than for an Associated Company), firm or person that has a substantial portion of its business in direct competition with the Company from time to time. The Executive may, however, hold or acquire by way of bona fide investment only shares or other securities of any company in compliance with Company policy unless the Company shall require him not to do so in any particular case on the ground that such other company is or may be carrying on a business competing or tending to compete with the business of the Company or any Associated Company.

9.2 Tonteec and the Executive will not for a period of twelve (12) months after the termination of this Agreement either personally or by an agent directly or indirectly either on his own account or for any other person, firm or company or in association with or in the employment of any other person, firm or company be engaged in or concerned directly or indirectly in any executive, technical or advisory capacity in any business concern (of whatever kind) which is in competition with the business of the Company or any Associated Company. This Section 9.2 shall not restrain Tonteec and the Executive from being engaged or concerned in any business concern in so far as Tonteec’s or the Executive’s duties or work shall relate solely:

(i)	to geographical areas where the business concern is not in competition with the Company or any Associated Company; or

(ii)	to services or activities of a kind with which Tonteec or the Executive was not concerned to a material extent during this Agreement.

9.3 IN CONNECTION WITH THIS SECTION 9, TONTEECX AND THE EXECUTIVE EACH REPRESENTS THAT ITS OR HIS EXPERIENCE, CAPABILITIES AND CIRCUMSTANCES ARE SUCH THAT THESE PROVISIONS WILL NOT PREVENT TONTEEC OR THE EXECUTIVE (AS APPLICABLE) FROM EARNING A LIVELIHOOD AND THAT THE LIMITATIONS SET FORTH THEREIN ARE REASONABLE AND PROPERLY REQUIRED FOR THE ADEQUATE PROTECTION OF THE COMPANY.

10. RETURN OF PAPERS, RIGHT TO INJUNCTIVE RELIEF, INDEMNITY, ETC.

10.1 Each of Tonteec and the Executive covenants and agrees, in order to effectuate the intent of the Parties with respect to confidentiality of the trade secrets of the Company, to return to the Company forthwith upon the request of the Company or the termination of this Agreement or promptly thereafter, all documents, materials, photographs, memorandum, and all copies or reproductions thereof, or any property of a similar or different nature containing information relating to the business or other Confidential Information, whether such material was furnished by the Company, prepared by Tonteec or the Executive, or otherwise came into its or his possession, custody or control during the Agreement. Tonteec and the Executive shall not be entitled to and shall not retain any copies thereof. Title and copyright therein shall vest in the Company. Each of the Tonteec and the Executive further agrees to use its or his best efforts and to exercise utmost diligence to protect and guard and keep secret and confidential all Confidential Information that shall come into its or his possession by reason of its or his Services to the Company.

10.2 Each of Tonteec and the Executive acknowledges that the Company or an Associated Company may suffer irreparable harm, which cannot readily be measured in monetary terms, if Tonteec or the Executive breaches the obligations under Sections 7, 8, 9 or 10 (other than Section 10.3) hereof. Each of Tonteec and the Executive further acknowledges and agrees that the Company or an Associated Company may obtain injunctive or other equitable relief against it or him to prevent or restrain such breach causing such harm; provided, however, that where such breach involves subject matter that is susceptible of being cured, Tonteec and the Executive (as applicable) will cure such breach as promptly as practicable upon notice of such breach to Tonteec and the Executive (as applicable). Such injunctive relief shall be in addition to any other remedies the Company might have under this Agreement or at law.

10.3 Tonteec agrees and warrants to the Company that it shall, and shall procure that the Executive will, indemnify the Company and any Associated Company, and hold the Company and any Associated Company harmless against any of its or the Executive’s non-payment of any and all social security, income tax, tax related to employee benefits or retirement, any required insurance including without limitation, professional indemnity, and other national, provincial or local taxes or assessments in connection with its remuneration arrangements and benefits from the Company and any Associated Company. In addition, each of Tonteec and the Executive specifically represents, warrants and covenants to the Company that to the extent that it and he are subject to any withholding or deduction under income tax laws of any jurisdiction with respect to the remuneration arrangements and benefits from the Company and any Associated Company, that it and he will hold the Company and each Associated Company harmless against any non-withholding or non-deduction in connection with the remuneration arrangements and benefits from the Company and any Associated Company.

10.4 The terms and conditions relating to the Company’s indemnification of Executive and Tonteec shall be governed by the Company’s Memorandum and Articles of Association, as well as that certain Deed of Indemnity – Directors/Officers of even date herewith.

11. TERMINATION OF AGREEMENT

11.1 If the Executive:

(a)	shall be or become incapacitated from any cause whatsoever from efficiently performing his duties hereunder for six (6) consecutive months in aggregate in any period of twelve (12) consecutive months;

(b) shall be or become prohibited by law from being a director; (c) is convicted of, pleads guilty to or does not contest a felony;

(d) has been grossly negligent or acted dishonestly, in either case, to the material detriment of the

Company or any Associated Company;

(e) has engaged in actions amounting to willful misconduct;

(f)	has materially breached any of the terms of this Agreement which breach is not reasonably cured within thirty (30) days after written notice to the Executive from the Company; or

(g)	refuses or negligently refuses fails to comply with reasonable and lawful instructions of the Company or the Company’s written regulations, which failure is not reasonably cured within thirty (30) days after written notice to the Executive from the Company,

, then the Company shall be entitled to terminate this Agreement at any time by notice in writing to Tonteec. Tonteec or the Executive shall have no claim against the Company by reason of such termination.

11.2 If Tonteec:

(a) shall become insolvent; or

(b) shall fail to be able to procure the Services of Mr. Wong Chung Kiu as the Executive;

, then the Company shall be entitled to terminate this Agreement at any time by notice in writing to Tonteec. Tonteec or the Executive shall have no claim against the Company by reason of such termination.

11.3 In the event of the Executive’s death during this Agreement, this Agreement shall be deemed to have terminated on the last day of the calendar month during which the Executive’s death shall occur, and the Company shall: (i) pay to the Executive’s estate, in full discharge of its obligations hereunder, compensation for the Services up to and including the last day of the month in which the death occurred; and (ii) reimburse the Executive’s estate for any expenses properly incurred prior to the termination of this Agreement. Thereafter, the Company’s obligations hereunder shall terminate subject to Section 5.4.

11.4 Tonteec may terminate this Agreement upon providing two (2) months notice in writing to the
Company.

11.5 Except as specifically provided in Sections 11.1, 11.2, and 11.3 hereof, the Company may terminate this Agreement by providing two (2) months notice in writing to Tonteec. Thereafter, the Company’s obligations hereunder shall terminate subject to Section 5.4.

11.6 Any delay or forbearance by the Company in exercising any right of termination shall not constitute a waiver of it.

12. [RESERVED]

13. MISCELLANEOUS

13.1 The schedules and appendices attached hereto are incorporated herein by reference and made a part hereof.

13.2 Tonteec warrants and covenants on behalf of itself and the Executive that there is no other contract or duty on its or his part that will be inconsistent with this Agreement.

13.3 Tonteec agrees that it will not assign, sell, transfer, delegate or otherwise dispose of, whether voluntarily or involuntarily, or by operation of law, any rights or obligations under this Agreement, nor shall Tonteec ’s rights be subject to encumbrance or the claims of creditors. Any purported assignment, transfer, or delegation shall be null and void. Subject to the provisions of Sections 5.6 and 5.7, nothing in this Agreement shall prevent the consolidation of the Company with, or its merger into, any other corporation, or the sale by the Company of all or substantially all of its properties or assets, or the assignment by the Company of this Agreement and the performance of its obligations hereunder to any successor in interest or any Associated Company. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective heirs, legal representatives, successors, and permitted assigns, and shall not benefit any person or entity other than those enumerated above.

13.4 If any provision of this Agreement, or the application thereof to any person, place, or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable, or void, the remainder of this Agreement and such provisions as applied to other persons, places, and circumstances shall remain in full force and effect. It is the intention of the Parties that the provisions contained in Sections 7, 8, 9 and 10 (other than Section 10.3) shall be enforced to the greatest extent (but to no greater extent) in time, area, and degree of participation as is permitted by the law of that jurisdiction whose law is found to be applicable to any acts allegedly in breach of these provisions.

13.5 Each of the Parties hereto shall have the right to waive any of its rights under this Agreement in whole or in part, in its absolute discretion, and any such right once waived may thereafter, subject to the terms of the waiver, be reasserted by such Party at any time and enforced pursuant to the terms of this Agreement.

13.6 Except as otherwise set forth herein, this Agreement constitutes the entire agreement of the Parties with respect to the subject matter hereof and supersedes all prior oral or written and all contemporaneous oral agreements between the Parties with respect to the subject matter hereof. No extrinsic evidence whatsoever may be introduced in any judicial, administrative, or other legal proceeding involving this Agreement and Tonteec or the Executive.

13.7 This Agreement may be amended, modified or waived only by a separate written instrument duly executed by or on behalf of each of the Parties hereto.

13.8 The headings for the sections of this Agreement are for convenience only and are not part of this
Agreement.

13.9 This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

13.10 The Parties acknowledge that: (i) they have had the opportunity to consult counsel in regard to this Agreement if they so desire; (ii) they have read and understand the Agreement and they are fully aware of its legal effect; and (iii) they are entering into this Agreement freely and voluntarily, and based on each Party’s own judgment and not on any representations or promises made by the other Party, other than those contained in this Agreement.

14. NOTICES

All such notices and communications shall be effective (a) when sent by FedEx or other overnight service of recognized standing, on the third business day following the deposit with such service; and (b) when faxed during normal business hours on a day on which the Company is open for business, upon confirmation of receipt. The Parties shall be obligated to notify each other in writing of any change of the below address. Notice of change of address shall be effective only when done in accordance with this section. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and faxed or delivered via courier to each Party as follows: If to the Company:

CDC Software Corporation
2002 Summit Boulevard, Suite 700
Atlanta, GA 30319
Attention: General Counsel

If to Tonteec or the Executive: Tonteec Limited

Room 511, Lakeside 1, 8 Science Park

W. Avenue, Shatin, N.T. Hong Kong
Attention: CK Wong

15. GOVERNING LAW

This Agreement shall be governed by and construed under the laws of Hong Kong and each of the Parties hereby irrevocably agrees for the exclusive benefit of the Company that the Courts of Hong Kong are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Executive Services Agreement has been signed by or on behalf of the parties hereto and is effective as of the date first written above.

CDC SOFTWARE ASIA CORPORATION

BY:	WITNESS
/s/ Raymond K. F. Chien	/s/ Anita Fok

Name: Raymond K. F. Chien Title: Director	Anita Fok
WITNESS
/s/ Frank Au

Name: Frank Au Title: Director
TONTEEC LIMITED.
BY:	WITNESS
/s/ Chung Kiu Wong	/s/ Vanora Chiang

Name: Chung Kiu Wong	Vanora Chiang

Title: Director

WONG CHUNG KIU

Sections 7, 8, 9 and 10 are hereby acknowledged and agreed to by Executive.

WITNESS

/s/ Chung Kiu Wong	/s/ Vanora Chiang

Name: Chung Kiu Wong	Vanora Chiang

Date:

Schedule 1

The Services shall be comprised of:

1. The Executive shall be seconded from Tonteec to the Company to serve as Chief Executive Officer of CDC Software Corporation.

2. The Executive shall undertake such duties as are customary and appropriate for a Chief Executive Officer of CDC Software Corporation, including but not limited to strategic planning and implementation, acquisitions, government relations, hiring and terminating senior management personnel and reporting to the Board regarding the overall progress of CDC Software Corporation and its subsidiaries and affiliates.

3. The Executive and Tonteec shall promote the businesses of CDC Software Corporation and its subsidiaries and affiliates and act in good faith while performing their respective duties and obligations under this Agreement, at all times in the best interests of CDC Software Corporation and its subsidiaries and affiliates.

4. In such capacity as Chief Executive Officer of CDC Software Corporation, the Executive shall render such services as are necessary and desirable to protect and advance the best interest of CDC Software Corporation, acting in all instances under the supervision and in accordance with the policies set by the Board.

5. Notwithstanding anything herein to the contrary, it is acknowledged and agreed that Executive shall spend, during the Term, approximately100% of his full-time efforts to serve as Chief Executive Officer of the Company.

Schedule 2

Additional Related Entities

• [ ]

Exceptions to Non-Competition Undertakings

1. Nothing in Section 9.1 of this Agreement shall prevent:

•	the Executive from continuing to hold any directorship, employment, partnership or other position he is holding as of the date of this Agreement; or

•	any of Tonteec, the Executive or any affiliates thereof from investing in or rendering advice or part-time services to any business that Tonteec or any descendent of Executive invest in or engage in as of the date of this Agreement.

2.	Furthermore, nothing in Section 9.1 of this Agreement shall prevent the Executive from holding any directorship or being employed in any other business entity in the future, provided, that:

•	the Executive shall be obligated to notify the Board in writing promptly after he shall have received any offer to nominate the Executive as a director or to employ the Executive in any such business entity; and

•	the Board shall have no objection against the directorship or employment of the Executive in such business entity within seven (7) days of such notification.